CHARDAN SOUTH CHINA ACQUISITION CORPORATION
625 Broadway, Suite 1111
San Diego, California 92101

August 2, 2005

VIA EDGAR AND TELECOPY (202) 942-9516
Mr. John D. Reynolds
United States Securities and
Exchange Commission
Mail Stop 3561, 450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Chardan South China Acquisition Corporation (the "Company") Registration Statement on Form S-1 originally filed May 17, 2005 (File No. 333-125018) ( the "Registration Statement")

Dear Mr. Reynolds:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 P.M., Tuesday, August 2, 2005, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

CHARDAN SOUTH CHINA ACQUISITION CORPORATION

By:	/s/ Kerry Propper
Kerry Propper
Chief Executive Officer